June 18, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Esq.
Mark P. Shuman, Esq.
Matthew Crispino, Esq.

RE:	SouFun Holdings Limited
Amendment No. 1 to Registration Statement on Form F-3
Filed June 1, 2012
File No. 333-181407

Ladies and Gentlemen:

On behalf of SouFun Holdings Limited (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 11, 2012, relating Amendment No. 1 to the Company’s Registration Statement on Form F-3 filed on June 1, 2012. The Company is concurrently filing via EDGAR Amendment No. 2 to its Registration Statement on Form F-3 (“Amendment No. 2”) and a current report on Form 6-K (the “Form 6-K”) in response to the Staff’s comments.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraph below corresponds to the numbered paragraph of the Staff’s comment letter, which has been retyped herein in bold italics for your ease of reference).

Incorporation of Documents by Reference, page 29

1.	Please incorporate by reference the Form 6-K filed on May 15, 2012 or tell us why this is not required. Refer to Item 8.A.5 of Form 20-F.

Response:

In response to the Staff’s comment, the Company is concurrently filing via EDGAR the Form 6-K which sets forth its unaudited financial results as of and for the three months ended March 31, 2012 and a discussion of these results which the Company previously publicly released on May 15, 2012. The Company has identified the Form 6-K as being incorporated by reference and containing such financial results on page 31 of Amendment No. 2. The Company further advises the Staff that it has filed an updated consent by Ernst & Young Hua Ming, the Company’s independent registered public accounting firm, dated June 18, 2012, as exhibit 23.1 of Amendment No. 2.

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AUSTIN  BRUSSELS  GEORGETOWN, DE  HONG KONG  NEW YORK  PALO ALTO  SAN DIEGO  SAN FRANCISCO  SEATTLE  SHANGHAI  WASHINGTON, DC

You may reach me by telephone at (650) 849-3329. In my absence, please contact my colleague Michael Occhiolini by telephone at (650) 320-4648. We can both be reached by fax at (650) 493-6811.

Sincerely yours,

/s/ Barry E. Taylor

Barry E. Taylor

cc:	SouFun Holdings Limited
Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C.
Michael Occhiolini
Kefei Li